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**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549**

# FORM 8-K

**Current Report**
**Pursuant to Section 13 or 15(d) of the**
**Securities Exchange Act of 1934**

Date of Report (Date of Earliest Event Reported): January 4, 2006

## POWERCOLD CORPORATION

(Exact Name of Registrant as Specified in its Charter)

| **Nevada** | **33-19584** | **23-2582701** |
| --- | --- | --- |
| (State or other jurisdiction of incorporation) | (Commission File Number) | (IRS Employer Identification No.) |

| **115 Canfield Road La Vernia, Texas** | **78121** |
| --- | --- |
| (Address of principal executive offices) | (Zip Code) |

Registrant's telephone number, including area code: **830 779-5223**

**N/A**
(Former Name or Former Address if Changed Since Last Report)

Check the appropriate box below if the Form 8K fining is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17CFR230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communication pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**SEC 873 (3-05) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

**Item 2.03 Creation of a Direct Financial Obligation or an Obligation Under an Off-Balance Sheet Arrangement of a Registrant**

On August 30, 2006, as part of a proposed overall debt and equity raise, PowerCold Corporation (the "Company") issued seven individual Senior Subordinated Bridge Notes ("Bridge Notes") for a total of $390,000. Payment terms of the Bridge Note included:

The Holder shall receive, at the Maturity Date, interest equal to 6.0% of the principal amount of the Note, calculated as if the Note had been outstanding for a full calendar year comprised of a 360-day year and twelve 30-day months. Such interest may be payable, at the option of the Company, in cash or unregistered common stock. To the extent the Company elects to pay such interest in common stock, the number of shares shall be determined based on the average of the closing price for PowerCold Corporation common stock for the five preceding trading days prior to the Maturity Date.

Principal on the Bridge Note shall be due and payable on the Maturity Date, with no principal amortization required prior thereto. All or any part of the principal or any obligation due herein, may be pre-paid, at any time, without penalty. The Company shall have the option to prepay the Bridge Note, in full or in part, at any time prior to the Maturity Date. At the option of the Holder, the Bridge Note may be converted at maturity into securities having the same terms, conditions and valuation as those issued in connection with a "Qualified Refinancing" of the Bridge Note.

Effective December 1, 2006, the Company extended the Bridge Notes for three months to February 28, 2007.

**Item 3.02 Unregistered Sales of Equity Securities**

During the fiscal year ending December 31, 2006 the Company sold and issued the shares of Common Stock described below that were not registered under the Act.

| Date | Note | Number of Shares | Offering Price | Exemption Claimed |
|---|---|---|---|---|
| January 2006 | 2 | 285,000 | $ 0.65 | 1 |
| February 2006 | 3 | 69,230 | $ 0.65 | 1 |
| April 2006 | 4 | 1,766,667 | $ 0.45 | 1 |
| May 2006 | 5 | 1,800,000 | $ 0.35 | 1 |
| June 2006 | 6 | 776,191 | $ 0.35 | 1 |
| July 2006 | 7 | 25,000 | $ 0.35 | 1 |
| August 2006 | 8 | 400,000 | $ 0.35 | 1 |
| September 2006 | 9 | 25,000 | $ 0.35 | 1 |
| October 2006 | 10 | 1,302,592 | $ 0.25 | 1 |
| Total Shares Issued | | 6,449,680 | | |

1.  The Company relied on Sections 3 and 4(2) of the Securities Act of 1933 for exemption from the registration requirements of such Act. Each investor was furnished with information concerning the formation and operations of the Registrant, and each had the opportunity to verify the information supplied. Additionally, Registrant obtained a signed representation from each of the foregoing persons in connection with the purchase of the Common Stock of his or her intent to acquire such Common Stock for the purpose of investment only, and not with a view toward the subsequent distribution thereof. Each of the certificates representing the Common Stock of the Registrant has been stamped with a legend restricting transfer of the securities represented thereby.

2.  Issuance of 100,000 shares of common stock with a fair market value of $65,000 for investment services. Issuance of 185,000 shares of common stock with a fair market value of $120,000 to Simco, a corporation owned by the Company's Chief Executive Officer ("CEO"), of which 60,000 shares of common stock was issued to Simco Group for services and expenses, 48,000 shares of common stock was transferred to third party investors for financial services and 77,000 shares of common stock was transferred to an accredited investor for cash consideration of $50,000 paid to the Company.

3.  Issuance of 69,230 shares of common stock with a fair market value of $45,000 for investment services.

4.  Issuance of 100,000 shares of common stock with a fair market value of $50,000 for employee compensation and 1,666,667 for cash consideration of $750,000.

5.  Issuance of 1,200,000 shares of common stock for cash consideration of $420,000 to the Company's largest individual shareholder, Henry Sanborn ("Sanborn"). His transactions for the year are more fully discussed below under Item 8.01. Issuance of 600,000 shares to Laurus Master Fund, Ltd. ("Laurus") with a fair market value of $210,000 on the date of issuance for the deferral of three monthly principal payments.

6.  Issuance of 300,000 shares of common stock for cash consideration of $105,000 to Sanborn and 476,191 shares of common stock with a fair market value of $166,667 to Laurus for the principal payment due for June 2006 on the Laurus Note.

7.  Issuance of 25,000 shares of common stock with a fair market value of $8,750 for investment advice.

8.  Issuance of 400,000 shares of common stock for cash consideration of $140,000 to a group of accredited investors.

9.  Issuance of 25,000 shares of common stock with a fair market value of $8,750 on the date of issuance for employee compensation.

10. Issuance of 302,592 shares of common stock for cash consideration of $329,000 to a group of accredited investors.

**Item 8.01 Other Events**

*Liquidity*

The Company reported in its Form 10-K filings for the years ended December 31, 2004, and December 31, 2005, which have since had their audit opinions withdrawn, that its consolidated financial statements were prepared on the basis of "going concern" qualification. At December 31, 2005, the Company reported an accumulated deficit of $27,302,257 and recurring losses from operations for each year presented of an estimated $1,140,853 and $2,367,405 respectively. As of December 31, 2006, the cash position of the Company was $51,758.

The Company has been unable to meet certain obligations as they have become due. The Company has convertible notes due to Laurus of approximately $3,500,000 and a group of seven additional investors totaling approximately $390,000 plus accrued and unpaid interest. Since the inception of the Laurus note in July 2004 the Company has reduced the principal by $1,500,000 but has been unable to meet the principal payment terms of the obligation on a consistent basis. The other convertible notes totaling $390,000 became due on November 30, 2006 and the Company extended the notes because it was unable to meet the terms.

The Company has accounts payable in excess of $600,000 and much of this is at least 120 days old. The Company has identified vendors that are critical to their day-to-day operations. For those we have attempted to pay for their services within ninety days. If we are unable to maintain this payment schedule, we risk losing valuable services that could limit our ability to service new and existing customers. This could severely restrict revenue growth and prevent the Company from reaching profitability.

In order to fund operations and meet obligations the Company has relied on the sale of Company unregistered common stock and the issuance of debt. During 2006 the Company raised $1,744,000 by issuing common stock and $390,000 in short term loans. Given the current financial condition of the Company it will be difficult to obtain the funds necessary to continue development and sales of our products, although the Company plans to continue to try and raise funds to support operations. The Company anticipates orders for its new Fluid Cooler units made of fiberglass and polymer coils beginning in the late first quarter 2007.

*Related Party Transactions*

During 2006 the Company entered into Common Stock Purchase Agreements with Henry Sanborn, the Company's largest individual shareholder on three occasions. In May 2006 the Company entered into a Common Stock Purchase Agreement with Sanborn for the purchase of 1,200,000 shares of common stock at a price of $0.35 per share. In June 2006, the Company entered into a Common Stock Purchase Agreement with Sanborn for the purchase of 300,000 shares of common stock at a price of $0.35 per share. In October 2006, the Company entered into a Common Stock Purchase Agreement with Sanborn for the purchase in two transactions of a total of 1,200,000 shares of common stock at a price of $0.25 per share. No registration rights have been granted as part of this transaction. During the year Sanborn purchased 2,700,000 shares of common stock for cash consideration of $825,000.

During 2006 the Company issued 185,000 shares of common stock with a fair market value of $120,000 to Simco, a company controlled by the Company's Chief Executive Officer to compensate the CEO for out of pocket expenses. Subsequently, 125,000 shares were transferred to others. Simco retained 60,000 shares of the original 185,000 shares.

During 2006, the CEO did not take a salary; however, the Company paid Simco, a company controlled by the CEO $120,000 for services rendered. The Company also reduced approximately $26,000 of the outstanding principal amount owed on the loan from Simco to the Company.

*Significant Events*

During the year ended December 31, 2005, the Company elected to fully dispose of PowerCold ComfortAir Solutions, Inc. ("PCAS"). As reported in the Company's December 31, 2005 Form 10K we received a note receivable from the new ownership group of PowerCold Comfort Air Solutions, Inc. for $355,155 and experienced debt relief from the transfer of liabilities in excess of assets of $236,971. The Company therefore had a gain from disposal of discontinued operations of $592,106 which was offset against 2005 operating losses of discontinued operations of $5,593,036 resulting in a net loss from discontinued operations of $5,000,930.

The resulting company, Comfort Air Solutions, Inc. ("CAS") filed in Federal Court for bankruptcy protection on December 11, 2006. PowerCold was to begin receiving payments on our note receivable on July 1, 2006, but to date no payments have been made. The Company has determined that extensive efforts to collect the debt would not be worthwhile, that the debt is uncollectible and intends to write-off the note receivable of $355,155.

*Products*

The Company recently expanded its product line offering by introducing its new proprietary evaporative Fluid Coolers that employs an evaporative heat exchanger constructed from DuPont™ Caltrel® polymer micro tubing which is encased in all fiberglass housing. This product serves the high volume 25 to 300 ton commercial water source heat pump market, 5 to 25 ton geothermal heat pump market and numerous process and industrial cooling applications. These markets are currently served primarily by galvanized steel constructed units utilizing evaporative coils constructed from either galvanized steel or copper. These products have the following limitations:

- Corrosion (galvanized steel rusts and corrodes from aggressive water)
- Scale buildup on heat transfer coils (requires expensive chemical treatment to minimize mineral concentrations)
- Inefficient water usage (requires water usage on cool summer nights, spring and fall)
- Heavy weight (steel and copper coils are heavy and require significant structural support)
- Escalating raw material costs (steel and copper prices have increased over the past few years and are expected to continue at higher levels due to increasing demand)

PowerCold has focused its product development and marketing efforts to address these limitations.  The Company's current product offerings include complete systems and sub-assemblies for commercial applications that utilize several advantages:

- Non-Corrosive materials
- Reduced operating costs
- Reduced water consumption
- Reduced refrigerant charge

The new line of fluid coolers has the following features:

- Non corrosive fiberglass and DuPont™ Caltrel® polymer tubing construction to resist corrosion
- Scale does not build on DuPont™ Caltrel® polymer tubing allowing for higher cycles of water concentration thereby significantly reducing chemical usage
- DuPont™ Caltrel® requires 3 to 5 times the heat transfer surface area of galvanized and copper coils, thereby allowing for complete dry operation at much higher ambient temperatures.  Dry operation can be an operating strategy to significantly reduce water and chemical usage
- Fluid Cooler units made from fiberglass and DuPont™ Caltrel® polymer tubing materials are much lighter than units made from metal
- Plastic material prices have been relatively more stable than metals

## Item 9.01 Financial Statements and Exhibits

We were unable to file a timely Form 10-Q for the period ending September 30, 2006 because we have not completed our financial statements. We have determined that our previously filed audited and interim financial statements for the periods from January 2004 through the second quarter of 2006 should no longer be relied upon because those financial statements were prepared applying accounting practices that did not comply with generally accepted accounting principles ("GAAP").  The misstatements were directly related to the former subsidiary PCAS and led to the sale of PCAS.  Accordingly, we are conducting a restatement of our historical financial statements for the years ended December 31, 2004 and 2005, and for the interim periods ended March 31, 2004, June 30, 2004, September 30, 2004, March 31, 2005, June 30, 2005, September 30, 2005, March 31, 2006 and June 30, 2006.

We are undertaking a comprehensive review of our accounting policies and practices. We have not completed our analysis and we have not determined the extent the accounting issues we have identified pursuant to our review will result in an error requiring restatement, nor do we believe that we have identified all errors or issues that may require restatement. Our conclusions remain subject to further analysis and we do not expect to be able to quantify the final financial statement impact of the accounting errors until we complete our restatement and file our 2004 and 2005Annual Reports on Form 10-K.

We are working to complete the restatement of our financial statements for the years ended December 31, 2005 and 2004. We also are reviewing our accounting routines and controls, and our financial reporting processes.

Restating our 2004 and 2005 financial statements and preparing our 2006 financial statements has required, and continues to require, a substantial amount of time and resources because the restatement entails significant complexities, including:

- a thorough and comprehensive review of our accounting policies and practices, and, with the completion of this review, the appropriate application and implementation of our revised accounting policies and practices;

- restating our financial statements for multiple periods under the standards relevant at various points in time; and

- the existence of deficiencies in our accounting controls during the restatement period that will necessitate substantive audit testing procedures by our independent registered public accounting firm.

Based on our current assessment, and subject to obtaining sufficient funds to devote to the project we plan to complete our restatement and file our Annual Reports on Form 10-K for the years ended December 31, 2005 and 2004 by mid year 2007. Prior to the filing of our Annual and Interim Reports on Form 10-K and 10-Q, we plan to publish a press release providing the date of the filing.

(d) *Exhibits*

99.1    Form of Senior Subordinated Bridge Note
99.2    Form of Senior Subordinated Bridge Note Addendum
99.3    Form of Common Stock Subscription Agreement

## SIGNATURES

## FORM 8-K

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


POWERCOLD CORPORATION

*/s/ Randy Rutledge*

_____

Randy Rutledge
Chief Financial Officer

Date:  <u>January 31, 2007</u>

Exhibit 99.1

THIS NOTE, THE WARRANT, AND THE COMMON SHARES ISSUABLE UNDER THE NOTE OR WARRANTS HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, (THE "SECURITIES ACT") OR ANY STATE SECURITIES LAWS. THIS NOTE, THE WARRANT, AND THE COMMON SHARES ISSUABLE UNDER THIS NOTE AND/OR WARRANT MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF EITHER: AN EFFECTIVE REGISTRATION STATEMENT AS TO THIS NOTE UNDER SAID ACT AND ANY APPLICABLE STATE SECURITIES LAWS; OR, AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO POWERCOLD CORPORATION THAT SUCH REGISTRATION IS NOT REQUIRED.

## **SENIOR SUBORDINATED BRIDGE NOTE**

FOR VALUE RECEIVED, POWERCOLD CORPORATION, a Nevada corporation (the "Borrower"), hereby promises to pay to _____ (the "Holder") or its registered assigns or successors in interest, on order, the sum of _____ Dollars, together with any accrued and unpaid interest hereon, on November 30, 2006 (the "Maturity Date"), if not sooner paid.

The following terms shall apply to this Senior Subordinated Bridge Note (the "Note"):

1.     Interest. The Holder shall receive, at the Maturity Date, interest equal to 6.0% of the principal amount of the Note, calculated as if the Note had been outstanding for a full calendar year comprised of a 360-day year and twelve 30-day months. Such interest may be payable, at the option of the Borrower, in cash or unregistered common stock of the Borrower (the "Common Stock"). To the extent the Borrower elects to pay such interest in Common Stock, the number of shares shall be determined based on the average of the closing price for the Borrower's Common Stock for the five preceding trading days prior to the Maturity Date.

2.     Repayment. Principal on the Note shall be due and payable on the Maturity Date, with no principal amortization required prior thereto. All or any part of the principal or any obligation due herein, may be pre-paid, at any time, without penalty. The Borrower shall have the option to prepay the Note, in full or in part, at any time prior to the Maturity Date, at 100% of the principal amount of the Note then outstanding plus accrued but unpaid interest.

3.     Optional Conversion. At the option of the Holder, the Note may be converted at maturity into securities having the same terms, conditions and valuation as those issued in connection with a Qualifying Refinancing of this Note (the "Refinancing"). For purposes of this Note, a Qualifying Refinancing is defined as a closing of a private placement or public offering to institutional or other accredited investors, which raises a minimum of $8,500,000 of capital for the Borrower.

4.     Ranking.   The Note shall be subordinated to the Borrower's outstanding Convertible Debt and any other Senior Debt Obligations.

5.     Collateral.   The  Note shall be collateralized by unregistered shares of the Borrower's Common Stock (the "Collateral Shares") in an amount equal to 120% of the Note (the "Collateral Margin") and held in an account maintained by or on behalf of the Borrower's legal counsel.   The per share price of the Collateral Shares shall equal the initial principal amount of the Note divided by the average closing price of the Borrower's Common Stock for the 15 trading days prior to closing of this transaction.   The Collateral Margin shall be re-calculated on each 30-day anniversary that the Note is outstanding, based on the above formula. To the extent the value of the Collateral Shares in such calculation at that time falls below the Collateral Margin, the Borrower shall issue additional shares of Common Stock so as to maintain the Collateral Margin.

6.     Warrants.   Upon maturity of the Note, the Borrower shall issue the Holder warrants to purchase Common Stock of the Borrower (the "Warrants') in an amount equal to 10% of the original principal amount of the Note.  The Warrants shall expire five years from the date of issuance.   The exercise price of the Warrants shall be determined at issuance of the Warrants and shall equal the lower of $0.65 per share or 150% of the average closing price of the Borrower's Common Stock for the 15 trading days prior to maturity of the Note.

7     Amendment Provision.   The term "Note" and all reference thereto, as used throughout this instrument, shall mean this instrument as originally executed, or if later amended or supplemented, then as so amended or supplemented, and any successor instrument issued pursuant to the terms of this Note, as it may be amended or supplemented.

8.     Assignability.   Subject to applicable securities laws, this Note shall be binding upon the Borrower and its successors and assigns, and shall inure to the benefit of the Holder and its successors and assigns.  This Note shall not be assigned by the Holder without the consent of the Borrower. This Note may not be sold, transferred, assigned or hypothecated unless an exemption from the registration requirements of the United States Securities Act of 1933, as amended (the "Securities Act"), is available.  Any such assignment shall be made by surrender of this Note to the Borrower or at the office of its stock transfer agent, together with a written opinion of counsel to the effect that the proposed assignment will not violate applicable securities laws; whereupon the Borrower shall, without charge, execute and deliver a new Note in the name of the assignee named in such instrument or assignment and this Note shall promptly be cancelled.

9.     Governing Law.   This Note shall be governed by and construed in accordance with the laws of the State of Texas without regard to principles of conflicts of laws.   Any controversy arising out of, connected to, or relating to any matters herein of the transactions between Holder and Borrower shall be settled by arbitration in accordance with the rules of the American Arbitration Association; and in accordance with this paragraph and judgment on the arbitrator's award may be entered in any court having jurisdiction thereof in accordance with the provisions of Texas Law. In the event of such a dispute, each party to the conflict shall select an arbitrator, both of whom shall then select a third arbitrator, which shall constitute the three person arbitration board.  The decision of a majority of the board of arbitrators, who shall render

their decision within thirty (30) days of appointment of the final arbitrator, shall be binding upon the parties. The prevailing party on any action to enforce rights hereunder shall be entitled, in addition to any court awarded damages, their costs and reasonable attorney's fees, whether at trial, or on appeal. Venue for any proceeding herein shall lie in Austin, Texas.

The prevailing party shall be entitled to recover from the other party its reasonable attorney's fees and costs. In the event that any provision of this Note is invalid or unenforceable under any applicable statute or rule of law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform with such statute or rule of law. Any such provision which may prove invalid or unenforceable under any law shall not affect the validity or unenforceability of any other provision of this Note.

10.     <u>Maximum Payments</u>.  Nothing contained herein shall be deemed to establish or require the payment of a rate of interest or other charges in excess of the maximum permitted by applicable law.  In the event that the rate of interest required to be paid or other charges hereunder exceed the maximum permitted by such law, any payments in excess of such maximum shall be credited against amounts owed by the Borrower to the Holder and thus refunded to the Borrower. Holder acknowledge that the amounts due under this Note are primarily for commercial, investment or business purposes, and are not for personal, family or household purposes of any kind.  This investment is intended for working capital, capital investments, repayment of short term and intermediate term dept, and other business expansion purposes.

11.     <u>Compliance with the Securities Act</u>.

**(a)**     This Note, the Warrant, or the Common Stock issuable therein have not been registered under the Securities Act or under the laws of any state of the United States. This Note, Warrant, or the Common Stock or any other security issued or issuable thereupon, may not be sold, transferred or otherwise disposed of unless registered under the Securities Act or pursuant to an exemption from the registration requirements of the Securities Act and all applicable state securities laws. The Note, Warrant, and certificates for any Common Stock issued herein shall bear a legend to such effect, and that appropriate transfer instructions may be issued.

(b)     By accepting this Note, the Holder hereby represents and warrants to the Borrower: that this Note, the Warrant, and the Common Stock to be issued herein, have not been approved or disapproved by the United States Securities and Exchange Commission, the State of Nevada, any other state securities agencies or foreign jurisdictions. The Company is under no obligation to register this Note, the Warrant, or any Common Stock Issuable thereon.

(c)     The rights of this Note and/or Warrant may only be exercised by or on behalf of a Holder who, at the time of exercise, either:

(i)     Provides written confirmation that the undersigned was the original Purchaser (the "Initial Purchaser") under which the Note and Warrant were issued; or

(ii)    Provides a written opinion of counsel, in a form and from counsel reasonably acceptable to the Borrower, that the Common Stock to be delivered upon exercise of the Note and/or Warrant is exempt from such registration requirements, the Securities Act, the securities laws of all applicable states of the United States, and any relevant foreign jurisdictions.

(d)    Holder confirms that it is an "accredited investor" within the meaning of SEC Regulation "D," or the undersigned alone, or together with its purchaser representative(s), has such knowledge and experience in financial and business matters that Holder, or the undersigned and such representative(s) together, are capable of evaluating the merits and risks of this Note and the Warrant, and of making an informed decision regarding this Pledge and the Note.


**IN WITNESS WHEREOF**, the Borrower has caused this Note to be signed in its name effective as of this 30th day of August 2006.

**POWERCOLD CORPORATION**


By:_____
Name: Francis L. Simola
Title:  President and CEO


HOLDER: _____

Exhibit 99.2

# SENIOR SUBORDINATED BRIDGE NOTE ADDENDUM

**POWERCOLD CORPORATION, a Nevada corporation (the "Borrower"), hereby extends the attached SENIOR SUBORDINATED BRIDGE NOTE, dated August 30, 2006, including all terms an conditions, one month to December 31, 2006 for the designated "Holder"** _____

**_____.**

**IN WITNESS WHEREOF, the Borrower has caused this Addendum to be signed in its name effective as of this 1st day of December 2006.**

**POWERCOLD CORPORATION**

**By:**_____
**Name: Francis L. Simola**
**Title:  President and CEO**

**HOLDER:** _____

Exhibit 99.3

# POWERCOLD CORPORATION
**(a Nevada Corporation)**

**115 Canfield Road**
**La Vernia, Texas 78121**

---

## SUBSCRIPTION AGREEMENT

---

**Instructions**

PLEASE COMPLETE AND SIGN TWO COPIES OF THE SUBSCRIPTION AGREEMENT

SUBSCRIPTION AGREEMENT
FOR

# POWERCOLD CORPORATION

### (a Nevada Corporation)

*THE COMPANY HAS THE RIGHT TO ACCEPT OR REJECT THIS SUBSCRIPTION, IN WHOLE OR IN PART, FOR ANY REASON AND AT ANY TIME PRIOR TO THE CLOSING DATE OF THIS OFFERING, NOTWITHSTANDING PRIOR RECEIPT BY THE SUBSCRIBER OF NOTICE OF ACCPTANCE OF SUBSCRIPTION.*

1.  **Stock Subscription:** The undersigned, _____
    _____("Subscriber") hereby subscribes for _____ shares of Common Stock, $0.0001 par value, of PowerCold Corporation, a Nevada Corporation ("PowerCold" or "Company") ("Common Stock") for ___ _____$_____ and in consideration of to be paid in cash at closing. There is no minimum subscription. The Offering Price is $_____ per share of Common Stock. The number of securities subscribed for herein is calculated by dividing the dollar amount by the per share offering price. Such Subscription is subject to the following terms and conditions:

    a.    **Tender of Purchase Price**:  Subscriber tenders to the Company the purchase price either by a check payable to the order of "PowerCold Corporation" or a wire transfer to the Company, pursuant to written instructions provided to Subscriber by the Company**.**

    b.    **Closing:**  Upon receipt by the Company of the consideration agreed to herein, prior to 12:00 p.m. on _____ (the "Closing Date"). All funds will be delivered to the Company. The Common Stock subscribed for herein will not be deemed issued to, or owned by, the Subscriber until the Subscription Agreement has been executed by Subscriber and countersigned by the Company, all payments required to be made herein.

    c.    **Issuance of Securities**:   After the Closing Date, PowerCold will deliver the certificates within fifteen days representing the Common Stock to the Subscriber (unless Subscriber otherwise instructs the Company in writing). The Certificates representing the Common Stock, ("Common Stock") delivered pursuant to this Subscription bear a legend in the following form, unless such Securities have been registered under the Securities Act of 1933, as amended ("Act") or where exempted:

    *THE COMMON STOCK REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 ("ACT"), AS AMENDED, OR ANY OTHER APPLICABLE FEDERAL OR STATE SECURITIES ACTS; AND IS A RESTRICTED SECURITY AS DEFINED BY RULE 144 OF THE ACT. THE COMMON STOCK MAY NOT BE TRANSFERRED, SOLD OR OTHERWISE DISPOSED OF UNLESS (1) A REGISTRATION STATEMENT WITH RESPECT TO THE COMMON STOCK SHALL BE EFFECTIVE UNDER THE ACT OR ANY OTHER FEDERAL OR STATE SECURITIES ACTS OR AN EXEMPTION FROM REGISTRATION REQUIREMENTS UNDER THE ACT IS EFFECTIVE, AND, (2) THE COMPANY SHALL HAVE RECEIVED AN OPINION OF COUNSEL FOR THE COMPANY THAT NO VIOLATIONS OF ANY SECURITIES ACTS WILL BE INVOLVED IN ANY TRANSFER.*

    **THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO AN AGREEMENT BETWEEN THE HOLDER THEREOF AND POWERCOLD CORPORATION AND MAY NOT BE SOLD, PLEDGED, OR OTHERWISE TRANSFERRED AT ANY TIME WITHOUT THE PRIOR WRITTEN CONSENT OF POWERCOLD CORPORATION.**

    d.    If the Certificates representing the Common Stock have been held for a period of at least one (1) year and if Rule 144 the Securities Act of 1933, as amended ("Act"), is applicable (there being no representations by the Company that Rule 144 is applicable), then the undersigned may make sales of the Common Stock only under the terms and conditions prescribed by Rule 144 of the Act or Exemptions therefrom.

2.      **Representations and Warranties:** Subscriber hereby represents and warrants to POWERCOLD:

a.      Subscriber understands that POWERCOLD COMMON STOCK, HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION, THE STATE OF NEVADA, OR ANY OTHER STATE SECURITIES AGENCIES.

b.      Subscriber is not an underwriter and acquired POWERCOLD Common Stock, solely for investment for its own account and not with a view to, or for, resale in connection with any distribution of securities within the meaning of the Federal Securities Acts, the Nevada Securities Acts, or any other applicable State Securities Acts; and is not being purchased with a view to or for the resale, distribution, subdivision or fractionalization thereof; and the undersigned has no contract, undertaking, understanding, agreement, or arrangement, formal or informal, with any person to sell, transfer, or pledge to any person the securities for which it hereby subscribes, or any part thereof; and it understands that the legal consequences of the foregoing representations and warranties to mean that it must bear the economic risk of the investment for an indefinite period of time because the securities has not been registered under the Act, and, therefore, cannot be sold unless they are subsequently registered under the Act (which the Company is not obligated to do) or an exemption from such registration is available.

c.       Subscriber understands the speculative nature and risks of investments associated with POWERCOLD, and confirms that the Common Stock would be suitable and consistent with its investment program and that its financial position enables Subscriber to bear the risks of this investment; and that there may not be any public market for the securities for herein. **Such risks include, but are not limited to: (1) there is no guarantee the Company is able to successfully market its products and services; (2) the Company is undercapitalized and faces all of the risks inherent in obtaining additional funding;  (3) there is no public market for these Common Stock shares; (4) the Company is not current in its reporting obligations under the Securities Exchange Act of 1934, including the Company's auditors have withdrawn their audit opinions for the years ended 12/31/2004 and 12/31/2005, and have  not provided required reviews for all Form 10-Q's since 1/1/2005; (5) Subscriber understands and has reviewed the Form 8-K, dated July 10, 2006, with Exhibits; and, (6) the Company's internal controls and procedures were not effective for the periods ended 3/31/05, 6/30/05, 9/30/05, and the year ended 12/31/05.**

d.       The *Common Stock* subscribed for herein may not be transferred, encumbered, sold, hypothecated, or otherwise disposed of to any person, without the express prior written consent of POWERCOLD, and the prior opinion of counsel for POWERCOLD, that such disposition will not violate Federal and/or State Securities Acts.  Disposition shall include, but is not limited to acts of selling, assigning, transferring, pledging, encumbering, hypothecating, giving, and any form of conveying, whether voluntary or not.

e.       POWERCOLD is under no obligation to register or seek an exemption under any Federal and/or State Securities Acts for any *Common Stock* of POWERCOLD, or to cause or permit such *Common Stock* to be transferred in the absence of any such registration or exemption and that Subscriber herein must hold such *Common Stock* indefinitely unless such *Common Stock* is subsequently registered under Federal and/or State Securities Acts or an exemption from registration is available.

f.       At the time of subscription, Subscriber reviewed the economic consequences of the purchase of the *Common Stock* with its attorney and/or other financial advisor, was afforded access to the books and records of the Company, conducted an independent investigation of the business of the Company, and was fully familiar with the financial affairs of the Company. Subscriber consulted with its counsel with respect to the Act and applicable federal and state securities laws. Company has not provided Subscriber with any representations, statements, or warranties as to the *Common Stock*.

g.        Subscriber had the opportunity to ask questions of the Company and receive additional information from the Company to the extent that the Company possessed such information, or could acquire it without unreasonable effort or expense, necessary to evaluate the merits and risks of an investment in POWERCOLD; provided that nothing herein shall be deemed to be an acknowledgement of the accuracy or completeness of such responses.

h.       Subscriber confirms that it is able (i) to bear the economic risk of the investment, (ii) to hold the *Common Stock* for an indefinite period of time, and (iii) to afford a complete loss of its investment; and represents that it has adequate means of providing for its current needs and possible personal contingencies, and that it has no need for liquidity in this investment; (iv) this investment is suitable for Subscriber based upon his investment holdings and financial situation and needs, and this investment does not exceed ten percent of Subscriber 's net worth; (v) Subscriber has by reason of it's business or financial experience could be reasonably assumed to have the capacity to protect its own  interests  in connection with this transaction.

i.       Subscriber confirms that this transaction is intended to be exempt from registration under the Act by virtue of section 4(2) of the Act and the provisions of Rule 506 of

Regulation D promulgated thereunder, and that he **confirms that it is an "accredited investor" within the meaning of SEC Regulation "D," or the undersigned alone, or together with it's purchaser representative(s), has such knowledge and experience in financial and business matters that it, or the undersigned and such representative(s) together, are capable of evaluating the merits and risks of the *Common Stock* and of making an informed decision regarding the *Common Stock*.**

j.        Subscriber understands that the Company will not register as an investment company under the Investment Company Act, by reason of the provisions of Section 3 (c) (1) thereof, which excludes from the definition of an investment company any issuer which has not made and does not presently propose to make a public offering of its securities and whose outstanding securities (other than short-term paper) are beneficially owned by not more than 100 persons.

k.        If the Subscriber is, or is acting on behalf of, a Keogh or corporate pension or profit-sharing plan, or an individual retirement account, the undersigned represents and warrants to POWERCOLD that to the best of the undersigned's knowledge the undersigned's interest in the Company will not result in a prohibited transaction as defined in Section 406 of ERISA or Section 4975 of the Code.

l.        If the Subscriber is, or is acting on behalf of, an employee benefit plan as defined in ERISA ("Plan"), the undersigned fiduciary or Plan represents and warrants to POWERCOLD that:

> (i)       The Plan's commitment to purchase *Common Stock* does not, in the aggregate, constitute more than 10% of the fair market value of the Plan's assets;

> (ii)      The undersigned fiduciary or Plan has considered the following with respect to the Plan's investment in *Common Stock* and has determined that, in view of such considerations, the purchase of the foregoing securities is consistent with the undersigned fiduciary's or Plan's fiduciary responsibilities under ERISA:

>> (A)      the role such investment or investment course of action plays in that portion of the Plan's portfolio that the undersigned fiduciary or Plan manages;

>> (B)      whether the investment or investment course of action is reasonably designed as part of that portion of the portfolio managed by the undersigned fiduciary or Plan to further the purposes of the Plan, taking into account both the risk of loss and the opportunity for gain that could result therefrom;

>> (C)      the composition of that portion of the portfolio that the undersigned fiduciary or Plan manages with regard to diversification;

>> (D)      the liquidity and current rate of return of that portion of the portfolio managed by the undersigned fiduciary or Plan relative to the anticipated cash flow requirements of the Plan;

>> (E)      the projected return of that portion of the portfolio managed by the undersigned fiduciary or Plan relative to the funding objectives of the Plan; and,

>> (F)      the risks associated with an investment in the Company and the fact that Limited Partners will generally not be able to withdraw from the Company until the end of two calendar quarters following the commencement of operations of the Company or transfer their Interests without the consent of the Company and the

Placement Agent.

3.  **Status of Subscriber:**

    [  ]   I am NOT a member of, or an associate or affiliate of a member of the National Association of Securities Dealers; and have not, for a period of 12 months prior to the date of this Subscription Agreement, been affiliated or associated with any broker/dealer, company, firm, organization, or other entity which is a member of the National Association of Securities Dealers, Inc.

    [  ]   I am a member of or an associate or affiliate of a member of the National Association of Securities Dealers. Attached is a copy of an agreement signed by the principal and compliance officer of the firm with which I am affiliated agreeing to my participation in this investment.

4.  **Arbitration:** Any controversy arising out of, connected to, or relating to any matters herein of the transactions between Subscriber and Company (including for purposes of arbitration, officers, directors, employees, controlling persons, affiliates, professional advisors, attorneys, agents, or promoters of the Company), on behalf of the undersigned, or this Agreement, or the breach thereof, including, but not limited to any claims of violations of Federal and/or State Securities Acts, Banking Statutes, Consumer Protection Statutes, Federal and/or State anti-Racketeering (e.g. RICO) claims as well as any claims relating or deriving from the Common Stock, Common Stock Warrants, or underlying securities law and any State Law claims of fraud, negligence, negligent misrepresentations, and/or conversion shall be settled by arbitration; and in accordance with this paragraph and judgment on the arbitrator's award may be entered in any court having jurisdiction thereof in accordance with the provisions of Texas Law. In the event of such a dispute, each party to the conflict shall select an arbitrator, both of whom shall then select a third arbitrator, which shall constitute the three person arbitration board. The decision of a majority of the board of arbitrators, who shall render their decision within thirty (30) days of appointment of the final arbitrator, shall be binding upon the parties.

5.  **Miscellaneous:** This Subscription Agreement shall be binding upon the parties hereto, their heirs, executors, successors, and legal representatives. The laws of the State of Nevada shall govern the rights of the parties as to this Agreement.

6.  **Indemnification:** Subscriber acknowledges that it understands the meaning and legal consequences of the representations and warranties contained herein, and it hereby agrees to indemnify and hold harmless the Company and any other person or entity relying upon such information thereof from and against any and all loss, damage or liability due to or arising out of a breach of any representation, warranty, or acknowledgement of Subscriber contained in this Agreement.

7.  **Nonassignability:** This Agreement may not be assigned by Subscriber.

8.  **Entire Agreement:** This instrument contains the entire agreement among the parties with respect to the acquisition of the shares and the other transactions contemplated hereby, and there are no representations, covenants or other agreements except as stated or referred to herein.

9.  **Amendment:** This Agreement may be amended or modified only by a writing signed by the party or parties to be charged with such amendment or modification.

10. **Binding On Successors:** All of the terms, provisions and conditions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors, and legal representatives.

11. **Titles:** The titles of the sections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

12. **Counterparts:** This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which shall be deemed an original and all of which taken together shall constitute one and the same document, notwithstanding that all parties are not signatories to the same counterpart.

13.     **Severability:**  The unenforceability or invalidity of any provision of this Agreement shall not affect the enforceability or validity of the balance of this Agreement.

14.     **Disclosure Required Under State Law:** The offering and sale of the Securities is intended to be exempt from registration under the securities laws of certain states. Subscribers who reside or purchase the Securities may be required to make additional disclosures by the securities laws of various states and agrees to provide such additional disclosures as requested by the Company upon written request.

15.     **Notices:** All notes or other communications hereunder (except payment) shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail postage prepaid, or by Express Mail Service or similar courier, addressed as follows:

        If to Subscriber:      At the address designated on the signature page of this Agreement.

        If to Power Cold:      POWERCOLD CORPORATION
                                115 Canfield Road
                                La Vernia, Texas 78121

16.     **Designation of Ownership:** Subscriber wishes to own the Securities as follows:

    (a) ____        Separate or individual property.

    (b) ____        Husband and wife as community property.  (Community property states only.)

    (c) ____        Joint tenants with right of survivorship. (<u>Both</u> parties must sign.)

    (d) ____        Tenants in common. (<u>Both</u> parties must sign.)

    (e) ____        Trust (include name of trust and name of trustee.)

    (f) ____        Other (indicate): _____

    (g) ____        Corporation (include name of President and Secretary)

    (h) ____        Limited Liability Company (include name of Manager and all Members)

SUBSCRIBER HEREBY DECLARES AND AFFIRMS THAT IT HAS READ THE WITHIN AND FOREGOING SUBSCRIPTION AGREEMENT, IS FAMILIAR WITH THE CONTENTS THEREOF AND AGREES TO ABIDE BY THE TERMS AND CONDITIONS THEREIN SET FORTH, AND KNOWS THE STATEMENTS THEREIN TO BE TRUE AND CORRECT.

IN WITNESS WHEREOF, Subscriber executed this Agreement this _____ day of _____, 2006.

**SUBSCRIBER:**


                              (Signature)


        (Social Security Number or Employer Identification Number)


                        (Please Print Name)


                              (Address)


**FOR ENTITY SUBSCRIBERS:**

Entity _____

By:* _____

Title: _____

\*   By the foregoing signature, I hereby certify to *POWERCOLD CORPORATION* that I am duly empowered and authorized to provide the foregoing information.

This Subscription Agreement is hereby accepted by the Company this ____ day of _____, 2006.

**POWERCOLD CORPORATION**

By: _____

Title: _____